UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: The KP Funds (the “Trust”) and each series: KP Large Cap Equity Fund, KP Small Cap Equity Fund, KP International Equity Fund and KP Fixed Income Fund, KP Retirement Path Retirement Income Fund, KP Retirement Path 2020 Fund, KP Retirement Path 2025 Fund, KP Retirement Path 2030 Fund, KP Retirement Path 2035 Fund, KP Retirement Path 2040 Fund, KP Retirement Path 2045 Fund, KP Retirement Path 2050 Fund, KP Retirement Path 2055 Fund, KP Retirement Path 2060 Fund and KP Retirement Path 2065 Fund (collectively, the “Funds”)

3.	Securities and Exchange Commission File No.: 811-22838

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Freedom Valley Drive

Oaks, Pennsylvania 19456

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Sean Graber

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103-2921

215-963-5598

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

The KP Funds

One Freedom Valley Drive

Oaks, Pennsylvania 19456

855-457-3637

Callan LLC (records relating to its services as investment adviser to the Funds)

600 Montgomery Street, Suite 800

San Francisco, CA 94111

415-291-4128

SEI Investments Global Funds Services (records relating to its services as administrator to the Funds)

One Freedom Valley Drive

Oaks, Pennsylvania 19456

610-676-1000

State Street Bank and Trust Company (records relating to its services as custodian to the Funds)

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111

617-664-9510

SEI Investments Distribution Co. (records relating to its services as distributor to the Funds)

One Freedom Valley Drive

Oaks, Pennsylvania 19456

610-676-1000

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Callan LLC

600 Montgomery Street, Suite 800

San Francisco, CA 94111

Acadian Asset Management LLC

260 Franklin Street

Boston, MA 02110

AQR Capital Management, LLC

Two Greenwich Plaza

Greenwich, Connecticut 06830

Aristotle Capital Boston, LLC

One Federal Street, 36th Floor

Boston, MA 02110

CastleArk Management LLC

1 N. Wacker Drive, Suite 3950

Chicago, IL 60606

Columbus Circle Investors

Metro Center

One Station Place

Stamford, CT 06902

Credit Suisse Asset Management, LLC

Eleven Madison Avenue

New York, NY 10010

DePrince Race & Zollo, Inc.

250 Park Avenue South, Suite 250

Winter Park, FL 32789

Eaton Vance Management

Two International Place

Boston, MA 02110

Lazard Asset Management LLC

30 Rockefeller Plaza

New York, New York 10112

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

Marathon Asset Management LLP

Orion House

5 Upper St. Martins Lane

London, WC2H 9EA

MFS Investment Management

111 Huntington Avenue

Boston, MA 02199

PanAgora Asset Management, Inc.

One International Place, 24th Floor

Boston, Massachusetts 02110

Payden & Rygel

333 S. Grand Avenue, 39th Flr.

Los Angeles, CA 90071

Penn Capital Management Company, Inc.

Navy Yard Corporate Center

1200 Intrepid Avenue, Suite 400

Philadelphia, PA 19112

Sprucegrove Investment Management Limited

181 University Avenue, Suite 1300

Toronto, ON, M5H 3M7, Canada

SSGA Funds Management, Inc.

One Iron Street

Boston, Massachusetts 02210

T. Rowe Price Associates, Inc.

100 East Pratt Street

Baltimore, MD 21202

Walthausen & Co., LLC

2691 Route 9, Suite 102

Malta, NY 12020

William Blair Investment Management, LLC

150 North Riverside Plaza

Chicago, Illinois 60606

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

SEI Investments Distribution Co.

One Freedom Valley Drive
Oaks, Pennsylvania 19456

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.: 811-__________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

November 10, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Trust’s Agreement and Declaration of Trust authorizes the Trust’s Board of Trustees to vote to dissolve the Funds by written notice to the Funds’ shareholders. Shareholders were provided written notice of the Funds’ liquidation pursuant to a supplement to the Funds’ prospectus filed with the U.S. Securities and Exchange Commission on November 12, 2020.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The Funds made two distributions to shareholders on December 7, 2020 and December 9, 2020.

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind?

[X]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

The KP Large Cap Equity Fund made an in-kind distribution to its shareholders. Entities that could be considered affiliates of the KP Large Cap Equity Fund owned approximately 0.086% of the Fund’s shares at the time of the liquidation.

17.	Closed-end funds only: N/A Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X]	Yes	[ ]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $125,000 (estimate)

(ii)	Accounting expenses: $0.00 (included in Administration and Transition Management fees below)

(iii)	Other expenses (list and identify separately):

Printing and Mailing (including supplement to prospectus)	$42,429.24
Insurance	$0.00
Transfer Agency	$0.00
Administration and Transition Management (including fund accounting and financial reporting, fund administration and Board services, legal, compliance, tax, solutions, and relationship and project management services associated with the dissolution and reorganization of the Funds)	$600,000
Trustee	$0.00
Miscellaneous	$185,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $952,429.24

(b)	How were those expenses allocated? All expenses related to the liquidation were borne pro rata by the Funds.

(c)	Who paid those expenses? See 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? N/A.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- _______

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The KP Funds, (ii) he is the Vice President and Secretary of The KP Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Matthew M. Maher
Matthew M. Maher